UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated March 22, 2016
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

SIBANYE GOLD LIMITED
(Reg. No. 2002/031431/06)
(Incorporated in the Republic of South Africa)
Share Code: SGL
ISIN Code: ZAE000173951
Issuer Code: SGL
(“Sibanye” or “the Company”)
_________________________________________________________________________
FINALISATION ANNOUNCEMENT – AQUARIUS TRANSACTION

Sibanye shareholders are referred to the announcement released on 17 March 2016, confirming that the final significant condition precedent to the acquisition of all of the shares in Aquarius Platinum Limited (“Aquarius”) (“the Transaction”) was fulfilled.
In accordance with the Implementation Agreement signed in October 2015, Sibanye and
Aquarius have now agreed that the Conditions Fulfilment Date will be set as
Thursday, 24 March 2016. On the Conditions Fulfilment Date, the parties will confirm that all of the conditions required for the transaction to proceed have been satisfied and exchange executed copies of the Amalgamation Agreement, as well as other documentation required for the Transaction to become effective. The Effective Date of the transaction is now expected to be Tuesday, 12 April 2016, with payment occurring within 14 days thereof.
22 March 2016
Libanon
Contact
James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: March 22, 2016
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer